3/18/04

AA 3.16.2004 **

U.S. S 04015939 ;E COMMISSION

20549

Annual Audited Report Form X-17a-5 Part III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	Sec File No. 8 - 17668

REPORT FOR THE PERIOD BEGINNING 01/01/03 AND ENDING 12/31/03

MM/DD/YY M/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Official Use Only

Linsco/Private Ledger Corp. Firm I.D. No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

RECEIVED MAR - 1 2004

One Beacon Street, 22nd Floor
(No. and Street)

Boston	MA	02108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Buchheister 858-450-9606
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

695 Town Center Dr.	Costa Mesa	CA	92626
(Address)	City	State	Zip Code

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

CHECK ONE:

x Certified Public Accountant
_ Public Accountant
_ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, David R. Kimm, Chief Financial Officer, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Linsco/Private Ledger Corp. (the "Company") as of December 31, 2003 and for the year then ended are true and correct. I further affirm that neither the Company nor any member, officer or director has any proprietary interest in any account classified solely as that of a customer.

[Signature]
Signature

Chief Financial Officer
Title

State of California
County of San Diego

Subscribed and sworn to (or affirmed) before me this:
25 day of February (month) 2004 (year) by:

David R. Kimm
Name of Signer

[Signature]
Notary Public

MARILYN MILLER
Commission # 1342236
Notary Public - California
San Diego County
My Comm. Expires Feb 2, 2006

This report contains (check all applicable boxes):

(x) Independent Auditors' Report.
(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholder's Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to the Claims of General Creditors. (Not Applicable)
(x) Notes to Financial Statements.
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
(x) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
(x) (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( ) (j) A Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3. (Not Required)
( ) (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation. (Not Applicable)
(x) (1) An Oath or Affirmation.
( ) (m) A Copy of the SIPC Supplemental Report. (Not Required)
(x) (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control)
(x) (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) under the Commodity Exchange Act.

LINSCO/PRIVATE LEDGER CORP.
(SEC I.D. No. 8-17668)

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2003 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act as a **PUBLIC DOCUMENT**.

Deloitte.

Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, CA 92626-7188
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Linsco/Private Ledger Corp.

We have audited the accompanying statement of financial condition of Linsco/Private Ledger Corp. (the "Company") as of December 31, 2003, which you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of Linsco/Private Ledger Corp. at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2004

LINSCO/PRIVATE LEDGER CORP.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003
(Dollars in thousands)

ASSETS

Cash and cash equivalents	$132,491
Cash and securities segregated under federal and other regulations	57,318
Receivables from:	
Customers	167,024
Product sponsors and clearing organizations	51,670
Others	21,237
Securities borrowed	2,936
Securities owned—at market value (including $2 million pledged to clearing organizations)	6,624
Fixed assets—less accumulated depreciation and amortization	36,604
Prepaid expenses and other assets	12,633
TOTAL	$488,537

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Bank loans payable	$ 3,000
Drafts payable	65,911
Payable to customers	143,899
Payable to broker-dealers and clearing organizations	21,360
Accrued commissions payable	35,000
Accounts payable and accrued liabilities	29,605
Unearned revenue	13,675
Securities sold but not yet purchased—at market value	1,457
Income taxes payable—net	13,429
Total liabilities	327,336
COMMITMENTS AND CONTINGENCIES (Note 8)	
STOCKHOLDER'S EQUITY:	
Common stock, no par value—authorized, 7,500 shares; issued and outstanding, 4,900 shares	17
Additional paid-in capital	15,285
Retained earnings	145,899
Total stockholder's equity	161,201
TOTAL	$488,537

See accompanying notes to financial statements.

LINSCO/PRIVATE LEDGER CORP.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

1. ORGANIZATION

Linsco/Private Ledger Corp. ("LPL" or the "Company"), headquartered in Boston and San Diego, is a clearing broker-dealer registered with the National Association of Securities Dealers, Inc. ("NASD") and the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, and an investment adviser registered with the Securities and Exchange Commission pursuant to the Investment Advisers Act of 1940. The Company is also registered as a Futures Commission Merchant with the Commodity Futures Trading Commission and is a member of the National Futures Association. Additionally, the Company is a member of the Boston Stock Exchange. The Company is a wholly owned subsidiary of LPL Holdings, Inc., a Massachusetts holding corporation.

The Company principally transacts business as an agent on behalf of customers in mutual funds, stocks, bonds, commodities, options, private and public partnerships, variable annuities, real estate investment trusts and other investment products. The Company is licensed to operate in all 50 states and Puerto Rico and has an independent contractor sales force of approximately 5,000 registered representatives dispersed throughout the United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents—Cash equivalents are highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business. At December 31, 2003, $57 million of cash and cash equivalents had been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Receivable and Payable from Customer—Accounts receivable from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables.

Drafts Payable—Drafts payable represent amounts drawn by the Company against a bank and under a sweep agreement with a bank.

Securities Borrowed and Loaned—Securities borrowed and securities loaned are accounted for as collateralized financings and are recorded at the amount of the cash collateral provided for securities-borrowed transactions and received for securities-loaned transactions, respectively. The adequacy of the collateral deposited for securities borrowed is continuously monitored and adjusted when considered necessary to minimize the risk associated with this activity. The collateral received for securities loaned is adjusted daily through the Depository Trust Company's net settlement process and is included in payable to broker-dealers and clearing organizations in the statement of financial condition.

Under Statement of Financial Accounting Standards ("SFAS") No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement No. 125*, the Company is required to disclose the collateral received under securities borrowed, customer and non-customer agreements that it has the ability to sell or repledge, and the amounts of collateral that have been pledged or resold. As of December 31, 2003, the Company had received collateral primarily

in connection with securities borrowed and customer margin loans with a market value of approximately $203 million, which it can sell or repledge. Of this amount, approximately $55 million has been pledged as of December 31, 2003 in connection with bank borrowings and deposits at clearing organizations.

Securities Transactions—Securities owned and securities sold but not yet purchased are reflected on a trade-date basis. Customers' securities transactions are recorded on a settlement-date basis, with related commission income and expense reported on a trade-date basis. Receivables from and payables to customers represent balances arising from cash and margin transactions. The Company extends credit to its customers to finance their purchases of securities on margin. Securities owned by customers held as collateral for the receivable balances are not reflected in the statement of financial condition.

Fixed Assets—Furniture, equipment, computers, purchased software, capitalized software and leasehold improvements are carried at cost. Depreciation on equipment, purchased software and furniture is computed using the straight-line method, with asset lives ranging from three to seven years. Leasehold improvements are amortized on the straight-line basis over the shorter of their estimated useful lives or the remaining term of the lease, which ranges from 3 to 11 years. The Company capitalizes certain internally developed software, which is amortized by the straight-line method over the estimated useful lives of the software, not to exceed three years.

Fair Value of Financial Instruments—The Company's financial assets and liabilities are carried at fair value or at amounts that, because of their short-term nature, approximate current fair value. Customer receivables, primarily consisting of floating-rate term loans collateralized by margin securities, are charged interest at rates similar to such other loans made within the industry. Securities owned and securities sold but not yet purchased are stated at market value, determined by quoted market prices.

Income Taxes—The Company is included in the consolidated federal income tax return filed by LPL Holdings, Inc. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from LPL Holdings, Inc. Income taxes are provided for using the liability method, under which deferred tax assets and liabilities are recorded based on differences between the financial accounting and tax bases of assets and liabilities. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Revenue Recognition—Advisory fee revenue collected in advance and to be recognized in future periods is shown as unearned revenue on the statement of financial condition.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions regarding certain accruals, allowances for bad debt, the potential outcome of litigation, and other matters that affect the statement of financial condition and related disclosures. Actual results could differ from those estimates.

Recent Accounting Pronouncements—Beginning January 1, 2003, the Company adopted Financial Accounting Standards Board Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others*. FIN 45 elaborates on the financial statement disclosures required by the guarantor about obligations under certain guarantees that it has

issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The adoption of FIN 45 did not have a material impact on the Company's statement of financial condition.

3. RECEIVABLES FROM PRODUCT SPONSORS AND CLEARING ORGANIZATIONS AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

At December 31, 2003, receivables from product sponsors and clearing organizations and payable to broker-dealers and clearing organizations consist of the following (in thousands):

	Receivable	Payable
Securities failed-to-deliver/receive	$ 1,116	$ 6,224
Receivable/payable to broker-dealer	15,956	1,895
Receivable/payable to clearing organization	1,553	6,345
Securities loaned		6,896
Commissions receivable from product sponsors and others	33,045	
	$ 51,670	$ 21,360

The Company clears commodities transactions for its customers through another broker-dealer on a fully disclosed basis. The amount payable to the broker-dealer relates to the aforementioned transactions and is collateralized by securities owned by the Company.

4. SECURITIES OWNED AND SECURITIES SOLD BUT NOT YET PURCHASED

At December 31, 2003, securities owned and securities sold but not yet purchased consist of securities at quoted market prices as follows (in thousands):

	Owned	Sold But Not Yet Purchased
Mutual funds	$ 4,543	$ 1,216
U.S. government obligations	1,999	
Stocks and warrants	44	241
Money market funds	38	
	$ 6,624	$ 1,457

5. FIXED ASSETS

The components of fixed assets at December 31, 2003 are as follows (in thousands):

Computers and software	$ 27,864
Furniture and equipment	9,332
Leasehold improvements	7,274
Internally developed software	19,142
	63,612
Accumulated depreciation and amortization	(27,008)
	$ 36,604

6. INCOME TAXES

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2003 is presented below (in thousands):

Deferred tax assets:	
Reserves for litigation, vacation allowance and bonuses	$ 2,068
Deferred rent	2,136
State taxes	1,513
Provision for bad debts	1,113
Other	977
	7,807
Deferred tax liability—differences in depreciation methods	(8,241)
Deferred income tax liability—net	434
Federal income taxes payable—net	11,984
State income taxes payable—net	1,011
Income taxes payable, reported in the accompanying statement of financial condition	$ 13,429

7. BANK LOANS PAYABLE

The Company maintains various lines of credit with multiple banks. At December 31, 2003, the Company maintained uncommitted, secured lines of credit totaling $285 million, of which $3 million was utilized. These loans are short-term borrowings made primarily to finance purchases of securities by customers on margin and are collateralized by customers' margin account securities with an aggregate market value of approximately $4 million. The Company also maintains uncommitted, unsecured lines of credit totaling $20 million, which, at December 31, 2003 were not utilized.

8. COMMITMENTS AND CONTINGENCIES

Leases—The Company leases certain office space and equipment at its headquarters locations under various operating leases. These leases are generally subject to scheduled base rent and maintenance cost increases.

Future minimum payments under leases and lease commitments with remaining terms greater than one year as of December 31, 2003 are approximately as follows (in thousands):

Year Ending December 31	
2004	$ 7,184
2005	7,113
2006	6,862
2007	7,207
2008	7,371
Thereafter	32,456
	$ 68,193

Guarantees—The Company occasionally enters into certain types of contracts that contingently require the Company to indemnify certain parties against third-party claims. These contracts primarily relate to real estate leases under which the Company may be required to indemnify property owners for claims and other liabilities arising from the Company's use of the applicable premises. The terms of these obligations vary, and because a maximum obligation is not explicitly stated, the Company has determined that it is not possible to make an estimate of the amount that it could be obligated to pay under such contracts.

The Company also provides guarantees to securities clearing houses and exchanges under their standard membership agreements, which require members to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearing houses and exchanges, all other members would be required to meet any shortfall. The Company's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these agreements is remote. Accordingly, no liability has been recognized for these transactions.

Litigation—The Company has been named as a defendant in various legal actions, including arbitrations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict with certainty what the eventual loss or range of loss related to such matters will be. The Company believes, based on current knowledge, and after consultation with counsel and consideration of insurance, if any, that the outcome of such matters will not have a material adverse effect on the financial position of the Company.

In March 2003, after examinations of a number of broker-dealers, the SEC, the NASD and the New York Stock Exchange ("NYSE") issued a joint report indicating that many securities firms failed in certain instances to provide breakpoint discounts in connection with eligible mutual fund sales. Following that report, the NASD required certain member firms, including LPL, to conduct self-assessments of whether the firms had provided appropriate breakpoint discounts to customers and report the results to the NASD. Upon reviewing those self-assessments, the SEC and the NASD subsequently censured many of these firms, including LPL, and ordered them to contact and automatically process refunds to clients who purchased $2,500 or greater of front-end sales load mutual funds between January 1, 2001 and November 30, 2003. Additionally, the order also required that a letter be sent to clients who purchased front-end sales load mutual funds between January 1, 1999 and December 31, 2000, notifying them that they may be entitled to a refund. The first phase of these letters were mailed in December and continued through mid-February 2004. While the total amount of customer restitution cannot be precisely measured until all customer responses have been received, management has established a reserve in the amount of $3.7 million for customers who purchased mutual funds during the notice period. This reserve is based on managements' best estimate at December 31, 2003, but actual amounts may materially differ depending on actual customer claims. In addition to these actions, LPL agreed to pay a civil monetary penalty to its regulators of $2.23 million and to implement procedures and a system for applying such procedures that can reasonably be expected to monitor breakpoint discounts on future purchases of front-end load mutual funds. Accruals for such reserve and penalty are included in the accompanying statement of financial condition.

Other Commitments—The Company is required to maintain deposits with certain clearing organizations. At December 31, 2003, the Company had $51 million of customer-owned securities on deposit with clearing organizations.

As part of its brokerage operations, the Company periodically enters into when-issued and delayed delivery transactions on behalf of its customers. Settlement of these transactions as of December 31, 2003 did not have a material effect on the financial position of the Company.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. The Company uses the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customers' transactions, as defined. The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements, which require that the Company maintain net capital, as defined, equal to 4% of customer funds required to be segregated pursuant to the Commodity Exchange Act, less the market value of certain commodity options, all as defined. At December 31, 2003, the Company had net capital of $84.6 million, which was $80.5 million in excess of required net capital.

10. EMPLOYEE BENEFITS PLAN

The Company has a 401(k) defined contribution plan. All employees meeting minimum age and length of service requirements are eligible to participate. The Company has an employer matching program whereby employer contributions are made to the 401(k) plan in an amount equal to 50% of the lesser of: the amount designated by the employee for withholding and contribution to the 401(k) plan; or 8% of the employee's total compensation.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As customers write options contracts or sell securities short, the Company may incur losses if the customers do not fulfill their obligations and the collateral in the customers' accounts is not sufficient to fully cover losses that customers may incur from these strategies. To control this risk, the Company monitors margin levels daily and customers are required to deposit additional collateral, or reduce positions, when necessary.

The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligation to the Company. Customers are required to complete their transactions on the settlement date, generally three business days after the trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by generally requiring that customers deposit cash and/or securities into their account prior to placing an order.

The Company may at times maintain inventories in equity securities on both a long and short basis. While long inventory positions represent the Company's ownership of securities, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transaction. Accordingly, both long and short inventory positions may result in losses or gains to the Company as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked-to-market daily and are continuously monitored by the Company.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, CA 92626-7188
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 AND CFTC REGULATION 1.16

Board of Directors and Stockholder
Linsco/Private Ledger Corp.

In planning and performing our audit of the financial statements of Linsco/Private Ledger Corp. (the "Company") for the year ended December 31, 2003, on which we issued our report dated February 25, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16: (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and (5) in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

Because the Company does not carry commodities futures accounts for customers or perform custodial functions relating to commodities futures, we did not review the practices and procedures followed by the Company in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of internal control or such practices and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with such practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commissions' objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Commodity Futures Trading Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte + Touche LLP

February 25, 2004